Netcapital Securities Inc. Broker-Dealer Agreement

This Agreement (the "Agreement") is made and entered into as of January 20, 2025, by and between Netcapital Securities Inc. (the "Broker-Dealer"), a registered broker-dealer, and Algernon NeuroScience Inc., (the "Issuer"). The Issuer and the Broker-Dealer may individually be referred to as a "Party" and collectively as the "Parties."

This Agreement supersedes any previous agreement between the Issuer and the Broker-Dealer.

Recitals

WHEREAS, the Broker-Dealer is registered with the Securities and Exchange Commission

("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), authorized to provide services in connection with securities offerings conducted under exemptions from registration pursuant to Regulation A and other applicable laws;

WHEREAS, the Issuer seeks to engage the Broker-Dealer for administrative, compliance, and related services for its securities offering;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the Parties agree as follows:

1. Appointment and Scope of Services

1.1 Engagement

The Issuer engages the Broker-Dealer to perform services as outlined in Exhibit A ("Services").

1.2 Non-Exclusivity

The Parties acknowledge and agree that this Agreement is non-exclusive. Nothing in this Agreement shall be construed to restrict, limit, or prevent the Issuer from engaging other broker- dealers in connection with the offering or related transactions. The Issuer reserves the right to retain additional broker-dealers, and any such engagement shall not constitute a breach of this Agreement.

1.3 Term

The Agreement shall commence on the Effective Date and remain in effect until the closing of the Issuer's offering, unless terminated earlier by either Party in accordance with the termination provisions outlined in Section 6.

2. Compensation

2.1 Fees

Success Fee: The success fee (the "Success Fee") for this $5,000,000 Regulation A offering shall be 4.9% of the aggregate amount raised by the Issuer through https://netcapital.com (the "Netcapital platform").

The Issuer authorizes the escrow bank to deduct the Broker-Dealer's Success Fee directly from the Issuer's third-party escrow account upon each closing of the offering, and to remit the Success Fee directly to the Broker-Dealer.

Onboarding Fee: The Issuer agrees to pay a one-time, non-refundable onboarding fee (the "Onboarding Fee") of $20,000 to the Broker-Dealer, which will be due upon the issuance of a No Objection Letter by FINRA. The Onboarding Fee covers the comprehensive due diligence conducted by the Broker-Dealer on the Issuer and its offering, including but not limited to reviewing the Issuer's financials, legal structure, offering documents, and compliance with applicable securities laws.

Please note that the Broker-Dealer's standard Onboarding Fee is $25,000; however, the Broker- Dealer will credit the $5,000 already paid by the Issuer to Netcapital Funding Portal Inc. toward the Onboarding Fee.

Regulatory Filing Fee: The Issuer agrees to cover the actual out-of-pocket costs and expenses associated with submitting documents under FINRA's Corporate Financing Rule. Once the filing is confirmed in the FINRA portal, the Broker-Dealer will notify the Issuer of the exact fee owed to FINRA (the "Regulatory Filing Fee"). The Issuer will pay the Regulatory Filing Fee to the Broker-Dealer, who will then forward the payment to FINRA. The Regulatory Filing Fee must be paid in full before the Broker-Dealer submits the filing to FINRA.

3. Regulatory Compliance

3.1 Obligations

Both Parties agree to comply with all applicable laws, including SEC and FINRA requirements, and shall maintain necessary licenses and registrations.

3.2 Reporting

Each Party agrees to notify the other promptly of any material communications with regulators relating to the offering.

4. Confidentiality

Both Parties agree to protect the confidentiality of any non-public information disclosed during the term of this Agreement. Disclosure is permitted only as required by law or with prior written consent.

5. Indemnification

Each Party agrees to indemnify and hold harmless the other against any claims arising from breaches of this Agreement or negligent acts related to the offering.

6. Termination

6.1 For Cause

This Agreement may be terminated with thirty (30) days' written notice for material breach if such breach remains uncured.

6.2 Without Cause

Either Party may terminate this Agreement with sixty (60) days' prior written notice.

7. Governing Law

This Agreement shall be governed by the laws of the State of Delaware, without regard to conflict-of-law provisions.

8. Miscellaneous

8.1 Entire Agreement

This Agreement constitutes the entire understanding between the Parties and supersedes all prior agreements.

8.2 Amendments

Any amendments must be in writing and signed by both Parties.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

Issuer:

Algernon NeuroScience Inc.

By: /s/ James Kinley
Name: James Kinley

Title: Chief Financial Officer

Broker-Dealer:

Netcapital Securities Inc.

By: /s/ Alexandria Fisher
Name: Alexandria Fisher
Title: President

Exhibit A - Scope of Services

● Reviewing investor information, including identity verification and Know Your Customer ("KYC") data, performing Anti-Money Laundering ("AML") and other compliance background checks, and providing the issuer with relevant details about investors;

● Reviewing each investor's subscription agreement to verify their participation in the offering and providing the Company with a determination regarding the acceptance of the agreement;

● Contacting or notifying the Company, as necessary, to obtain additional information or clarification about an investor;

● Collaborating with third-party agents and vendors to support the performance of services;

● Reviewing the work product of third-party providers to ensure compliance with applicable rules and regulations.